Exhibit 99.1

TowerJazz Presents Second Quarter 2013 Results

Revenues Increase 11% Sequentially with Continued
Increase for Third Quarter Guidance

MIGDAL HAEMEK, Israel – August 08, 2013 – TowerJazz, the global specialty foundry leader, today announced financial results for the second quarter, ended June 30, 2013.

Highlights

•	Second quarter revenues of $125 million, up 11% sequentially;

•	Improvement in non-GAAP gross margin to 35%, non-GAAP operating margin to 21% and non-GAAP net margin to 15%;

•	EBITDA of $27 million for the quarter, $12 million increase from prior quarter;

•	Forecasts revenues of $130 to $140 million in the third quarter of 2013, representing 8 percent mid-range growth;

•	End of quarter cash balance of $117 million, shareholders’ equity at $184 million and strong balance sheet ratios;

•	Recently completed a successful rights offering to shareholders raising a total of approximately $40 million.

CEO Perspective

Russell Ellwanger, Chief Executive Officer of TowerJazz, commented: “The past quarter realized significant achievements in most every sector of our business. We entered several new areas with leading customers, offering solutions where no other pure-play foundry competes. Operationally, we continuously improve efficiencies which enabled the reported higher gross and operating margins. As demonstrated by a record of 7500 masks entering into our factories during the first half of 2013 (30 percent higher than first half of 2012), each and every of our business units is realizing notable market share growth with analogous revenue promise over the next years as these tape outs ramp to volume production."

Second Quarter 2013 Results Summary
Second quarter 2013 revenue was $125 million, an 11% increase as compared to $113 million in the prior quarter. Revenues in the second quarter of 2013 were 26% below as compared with the second quarter of 2012 due to the contractual decrease of the Micron volume agreement, as previously disclosed.

On a non-GAAP basis, as described and reconciled below, gross and operating profits were $44 million and $26 million for the second quarter of 2013, representing 35% and 21% margins,  as compared to $34 million and $15 million, or 30% and 13% in the prior quarter.

On a non-GAAP basis, net profit in the second quarter of 2013 was $18 million as compared to $6 million in the prior quarter.

Net loss on a GAAP basis in the quarter was $23 million or $0.59 per share, as compared to $23 million or $0.94 per share in the prior quarter.

Financial Guidance
TowerJazz forecasts revenues of $130 to $140 million in the third quarter of 2013, with mid range guidance representing 8 percent growth.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss second quarter 2013 results today, August 8, 2013, at 10:00 a.m. Eastern Time / 5:00 p.m. Israel time.

To participate, please call: 1-888-668-9141 (U.S. toll-free number) or +972-3-918-0610 (international) and mention ID code: TOWER-JAZZ. Callers in Israel are invited to call locally by dialing 03-918-0644. The conference call will also be Web cast live at http://www.earnings.com  and at http://www.towerjazz.com and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides Technology Optimization Process Services (TOPS) to IDMs and fabless companies that need manufacturing capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

As previously announced, beginning with the first quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) reorganization costs, (4) amortization related to a lease agreement early termination, (5) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other financial expenses, net include only interest accrued during the reported period, whether paid or payable and (6) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding amortization related to a lease agreement early termination, reorganization costs, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of fixed costs, debt and other liabilities and having sufficient funds to satisfy our fixed costs, debt obligations and other short-term and long-term liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and recruitment and retention of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvii) successfully ramping new technologies at TowerJazz's Japan fab and engaging new customers to utilize this fab at a level that will cover all of its cost; (xxviii) meeting regulatory requirements worldwide; and (xxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	March 31,	December 31,
	2013	2013	2012
	(Unaudited)	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$116,559	$119,707	$133,398
Trade accounts receivable	87,118	79,957	79,354
Other receivables	12,105	8,084	5,379
Inventories	71,195	61,575	65,570
Other current assets	15,236	16,756	14,804
Total current assets	302,213	286,079	298,505

LONG-TERM INVESTMENTS	13,440	13,306	12,963

PROPERTY AND EQUIPMENT, NET	383,792	407,991	434,468

INTANGIBLE ASSETS, NET	39,716	43,692	47,936

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	16,145	13,088	13,768

TOTAL ASSETS	$762,306	$771,156	$814,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$35,207	$30,086	$49,923
Trade accounts payable	74,678	68,132	81,372
Deferred revenue	3,261	5,795	1,784
Other current liabilities	31,870	40,628	36,240
Total current liabilities	145,016	144,641	169,319

LONG-TERM DEBT	306,980	305,574	288,954

LONG-TERM CUSTOMERS' ADVANCES	7,182	7,347	7,407

EMPLOYEE RELATED LIABILITES	74,237	73,397	77,963

DEFERRED TAX LIABILITY	22,522	27,219	26,804

OTHER LONG-TERM LIABILITIES	22,167	22,596	24,168

Total liabilities	578,104	580,774	594,615

SHAREHOLDERS' EQUITY	184,202	190,382	220,025

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$762,306	$771,156	$814,640

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended
	June 30,	March 31,
	2013	2013
	GAAP	GAAP

REVENUES	$125,236	$112,647

COST OF REVENUES	113,014	110,072

GROSS PROFIT	12,222	2,575

OPERATING COSTS AND EXPENSES

Research and development	7,396	9,495
Marketing, general and administrative	10,942	10,045
Amortization related to a lease agreement early termination	1,866	1,866

	20,204	21,406

OPERATING LOSS	(7,982)	(18,831)

INTEREST EXPENSES, NET	(8,305)	(8,027)

OTHER FINANCING INCOME (EXPENSE), NET	(8,213)	986

OTHER INCOME (EXPENSE), NET	201	(260)

LOSS BEFORE INCOME TAX	(24,299)	(26,132)

INCOME TAX BENEFIT	1,412	2,981

LOSS FOR THE PERIOD	$(22,887)	$(23,151)

Basic loss per ordinary share	$(0.59)	$(0.94)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	June 30,	March 31,	June 30,		March 31,		June 30,	March 31,
	2013	2013	2013		2013		2013	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$125,236	$112,647	$--		$--		$125,236	$112,647

COST OF REVENUES	81,204	78,947	31,810	(a)	31,125	(a)	113,014	110,072

GROSS PROFIT	44,032	33,700	(31,810)		(31,125)		12,222	2,575

OPERATING COSTS AND EXPENSES

Research and development	7,256	9,347	140	(b)	148	(b)	7,396	9,495
Marketing, general and administrative	10,471	9,403	471	(c)	642	(c)	10,942	10,045
Amortization related to a lease agreement early termination	--	--	1,866	(d)	1,866	(d)	1,866	1,866

	17,727	18,750	2,477		2,656		20,204	21,406

OPERATING PROFIT (LOSS)	26,305	14,950	(34,287)		(33,781)		(7,982)	(18,831)

INTEREST EXPENSES, NET	(8,305)	(8,027)	--	(e)	--	(e)	(8,305)	(8,027)

OTHER FINANCING INCOME (EXPENSE), NET	--	--	(8,213	)(e)	986	(e)	(8,213)	986

OTHER INCOME (EXPENSE), NET	201	(260)	--		--		201	(260)

PROFIT (LOSS) BEFORE INCOME TAX	18,201	6,663	(42,500)		(32,795)		(24,299)	(26,132)

INCOME TAX BENEFIT (EXPENSE)	--	(190)	1,412	(f)	3,171	(f)	1,412	2,981

NET PROFIT (LOSS) FOR THE PERIOD	$18,201	$6,473	$(41,088)		$(29,624)		$(22,887)	$(23,151)

NON-GAAP GROSS MARGINS	35%	30%

NON-GAAP OPERATING MARGINS	21%	13%

NON-GAAP NET MARGINS	15%	6%

(a)
Includes depreciation and amortization expenses in the amounts of $31,735 and $30,966 and stock based compensation expenses in the amounts of $75 and $159 for the three months ended June 30, 2013 and March 31, 2013 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $75 and $30 and stock based compensation expenses in the amounts of $65 and $118 for the three months ended June 30, 2013 and March 31, 2013 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $160 and $204 and stock based compensation expenses in the amounts of $311 and $438 for the three months ended June 30, 2013 and March 31, 2013 respectively.

(d)	Non cash amortization related to an early termination of an office building lease contract.
(e)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(f)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Basic earnings per ordinary share according to non-GAAP results is $0.47 and $0.26 for the three months ended June 30, 2013 and March 31, 2013, respectively and the weighted average number of ordinary shares outstanding is 39.1 million and 24.7 million for these periods.

Fully diluted earnings per share according to non-GAAP results would be $0.36 and $0.13 for the three months ended June 30, 2013 and March 31, 2013, respectively, and the weighted average number of shares outstanding would be 49.7 million and 49.5 million for these periods; fully diluted earnings results and quantities of number of shares outstanding exclude 23.2 million and 22.0 million for the three months ended June 30, 2013 and March 31, 2013, respectively, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock during these periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	June 30,		June 30,				June 30,
	2013	2012	2013		2012		2013	2012
	non-GAAP		Adjustments (see a, b, c, d, e, f, g below)				GAAP

REVENUES	$125,236	$168,637	$--		$--		$125,236	$168,637

COST OF REVENUES	81,204	100,679	31,810	(a)	39,620	(a)	113,014	140,299

GROSS PROFIT	44,032	67,958	(31,810)		(39,620)		12,222	28,338

OPERATING COSTS AND EXPENSES

Research and development	7,256	6,966	140	(b)	616	(b)	7,396	7,582
Marketing, general and administrative	10,471	8,246	471	(c)	1,449	(c)	10,942	9,695
Reorganization costs	--	--	--		5,789	(d)	--	5,789
Amortization related to a lease agreement early termination	--	--	1,866	(e)	--		1,866	--

	17,727	15,212	2,477		7,854		20,204	23,066

OPERATING PROFIT (LOSS)	26,305	52,746	(34,287)		(47,474)		(7,982)	5,272

INTEREST EXPENSES, NET	(8,305)	(6,925)	--	(f)	--	(f)	(8,305)	(6,925)

OTHER FINANCING EXPENSE, NET	--	--	(8,213	)(f)	(1,784	)(f)	(8,213)	(1,784)

OTHER INCOME (EXPENSE), NET	201	(1,019)	--		--		201	(1,019)

PROFIT (LOSS) BEFORE INCOME TAX	18,201	44,802	(42,500)		(49,258)		(24,299)	(4,456)

INCOME TAX BENEFIT (EXPENSE)	--	(35)	1,412	(g)	(4,913	)(g)	1,412	(4,948)

NET PROFIT (LOSS) FOR THE PERIOD	$18,201	$44,767	$(41,088)		$(54,171)		$(22,887)	$(9,404)

NON-GAAP GROSS MARGINS	35%	40%

NON-GAAP OPERATING MARGINS	21%	31%

NON-GAAP NET MARGINS	15%	27%

(a)
Includes depreciation and amortization expenses in the amounts of $31,735 and $39,360 and stock based compensation expenses in the amounts of $75 and $260 for the three months ended June 30, 2013 and June 30, 2012 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $75 and $419 and stock based compensation expenses in the amounts of $65 and $197 for the three months ended June 30, 2013 and June 30, 2012 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $160 and $304 and stock based compensation expenses in the amounts of $311 and $1,145 for the three months ended June 30, 2013 and June 30, 2012 respectively.

(d)	Includes reorganization costs.
(e)	Non cash amortization related to an early termination of an office building lease contract.
(f)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(g)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Basic earnings per ordinary share according to non-GAAP results is $0.47 and $2.03 for the three months ended June 30, 2013 and June 30, 2012, respectively and the weighted average number of ordinary shares outstanding is 39.1 million and 22.0 million for these periods.

Fully diluted earnings per shares according to non-GAAP results would be $0.36 and $0.90 for the three months ended June 30, 2013 and June 30, 2012, respectively, and the weighted average number of shares outstanding would be 49.7 million for these periods; fully diluted earnings results and quantities of number of shares outstanding exclude 23.2 million and 1.4 million for the three months ended June 30, 2013 and June 30, 2012, respectively, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock during these periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Six months ended		Six months ended				Six months ended
	June 30,		June 30,				June 30,
	2013	2012	2013		2012		2013	2012
	non-GAAP		Adjustments (see a, b, c, d, e, f, g below)				GAAP

REVENUES	$237,883	$336,650	$--		$--		$237,883	$336,650

COST OF REVENUES	160,151	209,938	62,935	(a)	75,626	(a)	223,086	285,564

GROSS PROFIT	77,732	126,712	(62,935)		(75,626)		14,797	51,086

OPERATING COSTS AND EXPENSES

Research and development	16,603	14,358	288	(b)	1,224	(b)	16,891	15,582
Marketing, general and administrative	19,874	19,341	1,113	(c)	2,854	(c)	20,987	22,195
Reorganization costs	--	--	--		5,789	(d)	--	5,789
Amortization related to a lease agreement early termination	--	--	3,732	(e)	--		3,732	--

	36,477	33,699	5,133		9,867		41,610	43,566

OPERATING PROFIT (LOSS)	41,255	93,013	(68,068)		(85,493)		(26,813)	7,520

INTEREST EXPENSES, NET	(16,332)	(15,088)	--	(f)	--	(f)	(16,332)	(15,088)

OTHER FINANCING EXPENSE, NET	--	--	(7,227	)(f)	(12,150	)(f)	(7,227)	(12,150)

OTHER EXPENSE, NET	(59)	(1,019)	--		--		(59)	(1,019)

PROFIT (LOSS) BEFORE INCOME TAX	24,864	76,906	(75,295)		(97,643)		(50,431)	(20,737)

INCOME TAX BENEFIT (EXPENSE)	(190)	1,085	4,583	(g)	(9,069	)(g)	4,393	(7,984)

NET PROFIT (LOSS) FOR THE PERIOD	$24,674	$77,991	$(70,712)		$(106,712)		$(46,038)	$(28,721)

NON-GAAP GROSS MARGINS	33%	38%

NON-GAAP OPERATING MARGINS	17%	28%

NON-GAAP NET MARGINS	10%	23%

(a)
Includes depreciation and amortization expenses in the amounts of $62,701 and $75,107 and stock based compensation expenses in the amounts of $234 and $519 for the six months ended June 30, 2013 and June 30, 2012, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $105 and $814 and stock based compensation expenses in the amounts of $183 and $410 for the six months ended June 30, 2013 and June 30, 2012, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $364 and $625 and stock based compensation expenses in the amounts of $749 and $2,229 for the six months ended June 30, 2013 and June 30, 2012, respectively.

(d)	Includes reorganization costs.
(e)	Non cash amortization related to an early termination of an office building lease contract.
(f)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(g)	Non-GAAP income tax expenses include taxes paid during the period
(*)
Basic earnings per ordinary share according to non-GAAP results is $0.77 and $3.56 for the six months ended June 30, 2013 and June 30, 2012, respectively and the weighted average number of ordinary shares outstanding is 31.9 million and 21.9 million for these periods.

Fully diluted earnings per shares according to non-GAAP results would be $0.50 and $1.57 for the six months ended June 30, 2013 and June 30, 2012, respectively, and the weighted average number of shares outstanding would be 49.6 million for these periods; fully diluted earnings results and quantities of number of shares outstanding exclude 23.2 million and 1.5 million for the six months ended June 30, 2013 and June 30, 2012, respectively, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock during these periods.